UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liberty Tax, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53128T102
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	53128T102

1	Names of Reporting Persons
John T. Hewitt
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,946,665
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,946,665
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,946,665
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
14.0%
12	Type of Reporting Person (See Instructions)
IN

Item 1.
(a)	Name of Issuer: Liberty Tax, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1716 Corporate Landing Parkway, Virginia Beach, VA 23454

Item 2.
(a)	Name of Person Filing: John T. Hewitt
(b)	Address of Principal Business Office: 1716 Corporate Landing Parkway, Virginia Beach, VA 23454
(c)	Citizenship: USA
(d)	Title and Class of Securities: Class A Common Stock
(e)	CUSIP No.: 53128T102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

As of December 31, 2017, John T. Hewitt (the “Reporting Person”) beneficially owned 1,946,665 shares of Class A Common Stock of Liberty Tax, Inc. (the “Issuer”), which amount includes 200,000 shares of Class B Common Stock that the Reporting Person has the right to convert to 200,000 shares of Class A Common Stock at his election. The shares beneficially owned by the Reporting Person at December 31, 2017 represent approximately 14.0% of the total shares of Class A Common Stock outstanding. The calculation of the percentage of beneficial ownership is based on 13,950,057 shares of Class A Common Stock and equivalents (including Class A shares issuable as a result of the conversion of exchangeable shares of Special Preferred Voting Stock and 200,000 shares of Class B Common Stock) outstanding as of January 31, 2018. The Reporting Person had the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the 1,946,665 shares described in this paragraph.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.

Item 8.	Identification and classification of members of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018
/s/ John T. Hewitt
Name: John T. Hewitt